Exhibit 7

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                       Name and Address of Company

Fluid Music Canada, Inc. (the “Offeror”)
300 Corporate Pointe, Fifth Floor
Culver City, California 90230

2.                                       Date of Material Change

October 12, 2009.

3.                                       News Release

A news release with respect to the material change referred to in this report was disseminated through Canada NewsWire on October 13, 2009.

4.                                       Summary of Material Change

On October 12, 2009, the Offeror entered into a support agreement (the “Support Agreement”) with Somerset Entertainment Income Fund (the “Fund”) pursuant to which the Offeror has agreed to make, and the Fund has agreed to support, on terms and conditions contained in the Support Agreement, an offer (the “Offer”) to acquire all of the issued and outstanding trust units (“Trust Units”) of the Fund and all of the issued and outstanding Class B limited partnership units together with the special voting units associated therewith (collectively, the “Class B LP Units”, and together with the Trust Units, the “Units”) of Somerset Entertainment Limited Partnership (the “Partnership”) on the basis of, at the election of holders of Units (the “Unitholders”): (a) $2.12 in cash per Unit (the “Cash Alternative”); or (b) 0.003 of a $1,000 principal amount of an 8.0% convertible unsecured subordinated debenture due 3 years following the date of first issuance (the “Convertible Debentures”) per Unit (the “Convertible Debenture Alternative”); or (c) 1.1 common shares of Fluid for each Unit.

The Offeror has also entered into lock-up agreements with certain Unitholders pursuant to which such Unitholders have agreed to deposit to the Offer and not withdraw, subject to certain exceptions, Units representing in the aggregate approximately 66% of the issued and outstanding Units.

In addition, the Offeror entered into subscription agreements (the “Subscription Agreements”) with Mr. Lorne Abony, Mr. Andrew Rivkin and Player Enterprises Ltd. (the “Subscribers”) pursuant to which the Subscribers have agreed to subscribe for up to an aggregate of $12,736,000 principal amount of debentures (the “Stand-by

Debentures”) to fund, in part and to the extent required, the Cash Alternative under the Offer (the “Stand-by Commitment”).  The terms of the Stand-by Debentures will be substantially equivalent to the Convertible Debentures except that the Stand-by Debentures will not have the conversion feature of the Convertible Debentures.

5.                                       Full Description of Material Change

On October 12, 2009, the Offeror entered into the Support Agreement with the Fund pursuant to which the Offeror has agreed to make, and the Fund has agreed to support, on terms and conditions contained in the Support Agreement, the Offer to acquire all of the issued and outstanding Trust Units of the Fund and all of the issued and outstanding Class B LP Units of the Partnership on the basis of, at the election of Unitholders: (a) $2.12 in cash per Unit; or (b) 0.003 of a Convertible Debenture per Unit; or (c) 1.1 common shares of Fluid for each Unit.

The Board of Directors of the Offeror, upon consultation with its financial and legal advisors has determined that the Cash Alternative is fair and in the best interests of the Fund and its Unitholders and, accordingly, recommends that Unitholders accept the Cash Alternative and tender their Units under the Offer.

The Offeror has entered into lock-up agreements with certain Unitholders pursuant to which such Unitholders have agreed to deposit to the Offer and not withdraw, subject to certain exceptions, Units representing in the aggregate approximately 66% of the issued and outstanding Units.

The Support Agreement

On October 12, 2009, the Offeror and the Fund entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which the Fund agrees to recommend that Shareholders accept the Cash Alternative. The following is a summary of certain provisions of the Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which have been filed on SEDAR. Capitalized terms used but not otherwise defined herein have the meanings set out in the Support Agreement.

The Offer and Support for the Cash Alternative

The Offeror agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.  The Fund has confirmed in the Support Agreement that the Board of Trustees, upon consultation with its financial and legal advisors, has determined that the Cash Alternative is fair to Unitholders and is in the best interests of the Fund and the Unitholders and, accordingly, recommends that Unitholders accept the Cash Alternative and deposit their Units under the Offer.

Board Representation

Promptly upon the payment by the Offeror for such number of Units representing at least 66 2/3% of the outstanding Units at the Expiry Time and from time to time thereafter, the Offeror shall be entitled, subject to the Declaration of Trust, to designate for replacement such number of members of the Board of Trustees, and any committees thereof which would constitute a majority of the Board of Trustees and any committee thereof as is proportionate to the percentage of the outstanding Units owned by the Offeror, and the Fund shall not frustrate the Offeror’s attempts to do so. The Fund further covenants in the Support Agreement to cooperate with the Offeror, subject to Applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board of Trustees and to constitute a majority of the Board of Trustees, including at the request of the Offeror by its reasonable efforts to increase the size of the Board of Trustees and/or secure the resignations of such number of trustees as is necessary for the Offeror’s designees to be elected or appointed by the Board of Trustees. These provisions shall apply mutatis mutandis to the board and committees or similar governing entities of each Fund Subsidiary.

Conduct of the Business of the Fund

The Fund covenants and agrees in the Support Agreement that prior to the earlier of: (i) the appointment or election to the Board of Trustees of persons designated by the Offeror who represent a majority of the trustees of the Fund; and (ii) the termination of the Support Agreement, the Fund shall, and shall cause each of the Fund Subsidiaries to, conduct its business or other activity only in, not take any action except in, and maintain its facilities in the ordinary course.

Termination

The Support Agreement may be terminated by notice in writing:

(a)                                  at any time prior to the effective time by mutual consent of the Offeror and the Fund;

(b)                                 by either the Offeror or the Fund if any Applicable Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

(c)                                  by the Fund if the Offeror shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of the Offeror shall have been or become inaccurate in any material respect and such failure to perform or inaccuracy is (a) reasonably likely to prevent, restrict or materially delay consummation of the Offer and (b) not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Expiry Time;

(d)                                 by the Offeror if (i) the Fund has breached in a material respect any other covenant or obligation under the Support Agreement, or (ii) any representation or warranty made by the Fund in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute or could not reasonably be expected to constitute, or could not reasonably be expected to result in, a Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer, or that, if the Offer were consummated, could reasonably be expected to have a material adverse effect on the Offeror; provided that such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(d)                                 by the Offeror or the Fund if the Minimum Tender Condition is not satisfied or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by the Offeror in accordance with the terms of the Support Agreement);

(e)                                  by the Offeror if there shall have occurred after the date of the Support Agreement (or if there does exist or shall have previously occurred, there shall not have been disclosed after the date hereof, generally by way of press release and material change report or to the Offeror in writing) any Material Adverse Effect; or

(f)                                    by the Fund or the Offeror, if the Offeror has not taken up and paid for Units deposited under the Offer within 90 days after the date of the Offer; provided, however, that if the Offeror’s take up and payment for Units deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent (other than Contractual Consents) or approval which is necessary to permit the Offeror to take up and pay for Units deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by the Fund until the earlier of (i) 120 days after the date the Offer is commenced, and (ii) the 10th business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable, and provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement.

Standstill

If the transactions contemplated in the Support Agreement are not consummated as a result of the Offeror requiring the approval of its shareholders and the Offeror’s shareholders do not approve the transactions contemplated in the Support

Agreement, during the period of 3 months from the date of termination of the Support Agreement, neither the Offeror nor any of its affiliates will, directly or indirectly, without the prior written consent of the Board of Trustees: (a) acquire or agree to acquire or make any offer or proposal to acquire any Units; (b) solicit any proxies from the holders of Units or form, join, or in any way participate in a group to so solicit or otherwise attempt to influence the conduct of management of the Company or of the holders of Units; (c) make any proposal for or offer of an extraordinary transaction (including, without limitation, by way of a take-over bid, tender or exchange offer, amalgamation, merger or other business combination) involving the Fund or any of its affiliates or their respective securities or assets; or (d) assist, advise or encourage any person in doing any of the foregoing, provided, however, that the foregoing provisions shall no longer apply upon the earlier to occur of: (a) the date the Fund approves or enters into or announces the approval or entering into, of an agreement, transaction or proposal with a person (a “Supported Acquiror”) other than the Offeror, a person under common control with the Offeror or a person acting jointly or in concert with the foregoing, having as its object the acquisition, directly or indirectly, of: (i) such number of the outstanding Units as would, when added to the Units of the Supported Acquiror, a person under common control with the Supported Acquiror or a person acting jointly or in concert with the foregoing, constitute a sufficient number of Units to control the Fund; or (ii) a material portion of the assets of the Fund, and (b) the date a person other than the Offeror, a person under common control with the Offeror or a person acting jointly or in concert with the foregoing publicly announces a bona fide take-over bid for more than 50% of the outstanding Units not already owned by such person or its affiliates.

Expense Reimbursement

If the transactions contemplated in the Support Agreement are not consummated as a result of the Offeror requiring the approval of its shareholders and the Offeror’s shareholders do not approve the transactions contemplated in the Support Agreement, the Offeror shall pay to the Fund its reasonable and documented out-of-pocket expenses not to exceed $500,000 plus 50% of its reasonable and documented out-of-pocket expenses between $500,000 and $750,000, in each case incurred by the Fund since September 1, 2009 in connection with the transactions contemplated by the Offer.

LTIP Units

Subject to the receipt of all necessary regulatory approvals, the Fund shall make such amendments to the LTIP, if any, as may be necessary, and take all such other steps as may be necessary or desirable, to cause all of the Unvested LTIP Units to conditionally vest on an accelerated vesting basis in order to permit the Units underlying the Unvested LTIP Units to be tendered under the Offer, conditional upon the Offeror agreeing to take-up such Units.  Holders of Unvested LTIP Units will be permitted to tender Units issuable thereunder conditional upon the Offeror taking-up and paying for the Units under the Offer, which Unvested LTIP Units shall be deemed to have been vested and the Units issuable thereunder shall be deemed to have been tendered under the Offer concurrently with the take-up of and payment for Units and all Units that are to vest in such manner shall be acceptable as validly tendered under the Offer, provided that the holders of such Unvested LTIP Units indicate that the Units are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Units.

Trustees’ and Officers’ Insurance

The Fund will purchase non-cancellable run-off trustees’ and officers’ liability insurance providing protection comparable to the protection provided by policies maintained by the Fund in effect immediately prior to the effective time in favour of present and former trustees and officers of the Fund and the Fund Subsidiaries and providing protection in respect of claims arising from facts or events which occurred prior to the effective time for a period of six years after the effective time.  The obligation to obtain and provide run-off trustees’ and officers’ insurance is intended to be for the benefit of the trustees of the Fund and is in keeping with the Fund’s obligations to each of them pursuant to the terms of the indemnification agreement entered into by the Fund with each of the trustees.  Accordingly, each trustee is entitled to enforce this covenant against the Fund and its successor for the benefit of that trustee

The Lock-up Agreements

A summary of the principal terms of the Lock-up Agreements are set out below. This summary does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreements, copies of which have been filed on SEDAR. Capitalized terms used but not otherwise defined herein have the meanings set out in the Lock-up Agreements.

The Locked-Up Unitholders legally or beneficially own or control, in the aggregate, 11,762,236 Units (representing approximately 66% of the outstanding Units). The Locked-Up Unitholders have agreed not to withdraw such Units form the Offer except and unless the Lock-Up Agreements are terminated in accordance with their terms.

Acceptance of the Offer. Pursuant to the Lock-Up Agreements, each of the Locked-Up Unitholders has agreed to deposit or cause to be deposited under the Offer all of the Units legally or beneficially owned or controlled by the Locked-Up Unitholder within 5 Business Days of the mailing of the take-over bid circular, and thereafter except as may be permitted under the Lock-Up Agreement not withdraw or permit the Locked-Up Unitholder’s Units to be withdrawn from the Offer. In the event that a Locked-Up Unitholder subsequently obtains any additional Units, such Units shall likewise be deposited under the Offer on or before the fifth business day after they are acquired. Locked-Up Unitholders holding an aggregate of 7,476,250 Units have agreed to elect the Convertible Debenture Alternative, Locked-Up Unitholders holding an aggregate of 3,551,786 Units have agreed to elect the Cash Alternative and Locked-Up Unitholders holding an aggregate of 734,200 Units have agreed to elect either the Convertible Debenture Alternative or the Cash Alternative.

Termination of the Lock-up Agreements. Each of the Lock-Up Agreements may be terminated in certain circumstances, including:

(a)                                  at any time by mutual consent of the Locked-Up Unitholder and the Offeror;

(b)                                 by the Locked-Up Unitholder, if the Offeror has not taken up and paid for Units deposited under the Offer within 90 days after the date of the Offer; provided, however, that if the Offeror’s take up and payment for Units deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Units deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by the Locked-Up Unitholder until the earlier of (i) 120 days after the date the Offer is commenced, and (ii) the 10th business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(c)                                  by the Locked-Up Unitholder at any time if the Offer is modified in a manner contrary to the terms of the Lock-Up Agreement;

(d)                                 by the Locked-Up Unitholder, if a Competing Bid (as defined below) is made for 100% of the outstanding Units that offers consideration per Unit payable in cash and/or freely tradable and liquid securities (and in the case of the Locked-Up Unitholders holding Class B LP Units, listed securities) that is greater than $3.25;

(e)                                  by the Offeror if the Locked-Up Unitholder has not materially complied with its covenants to the Offeror contained in the Lock-Up Agreement;

(f)                                    by the Offeror if any of the representations and warranties of the Locked-Up Unitholder contained in the Lock-Up Agreement is untrue or inaccurate in any material respect;

(g)                                 in the case of the Locked-Up Unitholders holding Class B LP Units, by the Locked-Up Unitholder if any of the representations and warranties of the Offeror contained in the Lock-Up Agreement is untrue or inaccurate in any material respect; or

(h)                                 by the Offeror or the Locked-Up Unitholder, if any term or condition of the Offer is not satisfied at the Expiry Time of the Offer and the Offeror has not elected to waive such condition.

Covenants of the Locked-Up Unitholders. Each Locked-Up Unitholder has agreed that it shall not, until the earlier of: (i) the termination of the Lock-Up Agreement; and (ii) the Expiry Time, except in accordance with the terms of the Lock-Up Agreement:

(a)                                  grant or agree to grant any proxy or other right to the Units, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Units to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(b)                                 directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise (as applicable), make, solicit, assist, initiate, encourage, or otherwise facilitate any inquiries, the submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever regarding a potential competing proposal for the acquisition of the Units (a “Competing Bid”), participate in any material discussions or negotiations regarding any Competing Bid, or otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

(c)                                  option, sell, transfer, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Units or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer; and

(d)                                 not take any action to encourage or assist any other person to do any of the prohibited acts referred to in foregoing provisions.

Each of the Locked-Up Unitholders has also agreed that it shall, until the earlier of: (i) the termination of the Lock-Up Agreement; and (ii) the Expiry Time, except in accordance with the terms of the Lock-Up Agreement:

(a)                                  immediately cease any existing discussions or negotiations it is engaged in with any parties other than the Offeror with respect to any Competing Bid; and

(b)                                 exercise the voting rights attaching to the Locked-Up Unitholder’s Units and otherwise use the Locked-Up Unitholder’s commercially reasonable efforts in the Locked-Up Unitholder’s capacity as a Unitholder to oppose any proposed action by the Fund, its Unitholders, any of its subsidiaries or any other person: (i) in respect of any amalgamation, merger, sale of the Fund’s or its affiliates’ or associates’ assets, take-over bid, plan of arrangement, reorganization, recapitalization, or other business combination or similar transaction involving the Fund or any of its subsidiaries other than the Offer;

(ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up and payment of the Locked-Up Unitholder’s Units deposited under the Offer or the successful completion of the Offer, including without limitation any amendment to the constating documents of the Fund, its subsidiaries or its organizational structure; or (iii) which would reasonably be expected to result in a material adverse effect in respect of the Fund.

The Stand-by Commitment

The Offeror entered into subscription agreements with Mr. Lorne Abony, Mr. Andrew Rivkin and Player Enterprises Ltd. to sell up to $12,736,000 aggregate principal amount of 8.0% unsecured subordinated debentures due 3 years following the date of issuance of the Offeror to fund a portion of the cash consideration under the Offer. Such purchasers have agreed to purchase such Stand-by Debentures for $706.66 per $1,000 principal amount of Stand-by Debentures; representing the amount a Convertible Debenture could be acquired by such purchasers were they to acquire Units at the cash offer price of $2.12 per Unit and subsequently tender such Units for Convertible Debentures under the Offer. The Stand-by Commitment is conditional upon the Offeror having taken up the Units deposited in accordance with the terms of the Offer. The Stand-by Commitment will only be drawn as required to pay cash consideration to Unitholders who elect the Cash Alternative. The Stand-by Commitment may be terminated by the purchasers if the Offer is withdrawn or not completed within 120 days of the Offer being commenced and by the Offeror or the purchasers, if any condition to the Offer, as set out in the Support Agreement, is not satisfied at the Expiry Time and the Offeror has not elected to waive such condition. The purchasers were paid an aggregate of $450,000 (being 5% of the aggregate subscription price) by the Offeror as consideration for providing the Stand-by Commitment. Shareholders of the Offeror as of the close of business on October 9, 2009 (being the last day trading day on the TSX prior to the announcement of the Offer) who were eligible to acquire securities on a private placement basis pursuant to applicable securities laws were given the opportunity to participate in the Stand-by Commitment. However, only one shareholder (Player Enterprises Ltd.) expressed an interest and agreed to participate.

Related Party Transaction

Mr. Lorne Abony is a “related party” of the Offeror for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In this regard, the transactions contemplated by the Stand-by Commitment constitute a “related party transaction” within the meaning of MI 61-101.

Purpose and Business Reasons for the Transaction

The Offeror entered into the Stand-by Commitment in order to fund a portion of the cash consideration required under the Offer.

Anticipated Effect of the Stand-by Commitment

The transactions contemplated by the Stand-by Commitment are anticipated to affect the Offeror by increasing its total debt outstanding.

Interested and Related Parties

Mr. Abony was paid a fee equal to 5% of his subscription price by the Offeror as consideration for providing the Stand-by Commitment. The Stand-by Commitment will have no affect on the percentage of common shares of the Offeror beneficially owned or controlled by Mr. Abony.

Approval Process

The Stand-by Commitment was considered and evaluated by the independent directors of the board of directors of the Offeror. Following their consideration, the independent directors approved the Stand-by Commitment.

Formal Valuation and Minority Approval Exemptions

Pursuant to MI 61-101, the Offeror is exempt from the requirement to obtain a formal valuation and minority approval as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the related party transactions, insofar as they involve interested parties, exceeds 25% of the Offeror’s market capitalization.

Prior Valuations

To the knowledge of the Offeror and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to the subject matter of or that is otherwise relevant to the transactions that are required to be disclosed by MI 61-101.

6.                                       Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                       Omitted Information

Not applicable.

8.                                       Executive Officer

For further information contact Lorne Abony, Chairman, President and Chief Executive Officer of the Offeror at (310) 773-7992.

9.                                       Date of Report

October 21, 2009

FLUID MUSIC CANADA, INC.

By:	(Signed) “James Lanthier”
James Lanthier
Chief Financial Officer